SAVDEN GROUP CORP.

Griegstrasse, 9 – Nesonova

Stuttgart, Germany 70195

August 27, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: SavDen Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed July 28, 2015

       File No. 333-205121

Dear Ms. Shin,

SavDen Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated August 10, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to registration statement on Form S-1 filed with the Commission on July 28, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment. We continue to believe that you are a shell company as defined in Rule 405. In this regard, we consider your limited revenues to date of $2,500 and your $202 in cash as of May 31, 2015 to be nominal. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

RESPONSE: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates business in software development by developing online-based software for creating business plans. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4. On July 1, 2015 we have signed the Agreement with Grüne Weltraumtechnik, GmbH and as a result of this agreement we have generated $2,500 of revenue. We are in the process of negotiating new contracts.

5. We have already started operations and continue to develop our business and our assets consist not only of cash.

6. We have tested our application and we have received valuable results. Our management continues to move forward while the software is being developed to a point that we are able to process and fulfill orders.

7. In furtherance of the registrant’s planned business, we have found two independent contractors  and have signed “Commission Sales Agreement” with them.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Prospectus Summary, page 5

2. We note your response to prior comment 2 and the revised disclosure that states that you will be able to conduct planned operations using currently-available capital resources for approximately three months and that you use approximately $833 per month. It is unclear how you expect to continue operations for three months when you use approximately $833 per month, but you only had $202 in cash as of May 31, 2015. Please clarify.

RESPONSE: We have clarified the statement according to our current rate at which we use funds in our operations.

3. We note your disclosure that you have entered into an agreement with Grüne Weltraumtechnik, GmbH. Please expand your discussion to describe the material terms of this agreement, including the services you will provide and the term of the agreement.

RESPONSE: We have expanded our agreement discussion and described the material terms of the agreement, including the services we will provide and the term of the agreement.

The Offering, page 6

4. Given that this is a best-efforts, no minimum offering, please revise the gross proceeds line item to provide a range of possible proceeds to the company in the event that a smaller percentage of the securities being offered are sold. Also state clearly that you may sell only a small portion or none of the offered shares.

RESPONSE: We have revised the gross proceeds line item to provide a range of possible proceeds to the company in the event that a smaller percentage of the securities being offered are sold. We have also stated clearly that we may sell only a small portion or none of the offered shares.

“Dilution, page 16

5. Please revise to disclose the net tangible book value per share as of May 31, 2015, and revise the increase in net tangible book value per share after offering line item to reflect an increase based on a negative net tangible book value per share prior to the offering.

RESPONSE:  As of May 31, 2015 we had no issued and outstanding shares.

Management’s Discussion and Analysis or Plan of Operation, page 16

6. You indicate in the last paragraph on page 17 that you have generated $2,500 of revenue to date. Please clarify your disclosure to indicate the period in which this revenue was recognized. Also, explain to us the nature of the deliverables and how each of the revenue recognition criteria were met based on the terms of the arrangement. In addition, revise to describe the nature and material terms of the agreement with Grüne Weltraumtechnik, GmbH signed on July 1, 2015.

RESPONSE: We have clarified our disclosure to indicate the period in which the revenue was recognized. We also have revised the paragraph and have described the nature and material terms of the agreement with Grüne Weltraumtechnik, GmbH signed on July 1, 2015.

According to the Agreement Grüne Weltraumtechnik, GmbH agreed to prepay SavDen Group Corp. $2,500 but the full price of the Agreement is $5,000. On July 1, 2015 we have received $2,500 by check from Grüne Weltraumtechnik, GmbH as prepayment according to the signed contract. The last $2,500 we will receive in the period of six months.

Plan of Distribution, page 28

7. We note your response to prior comment 13 that Mr. Savinkskii plans to offer the shares to family, friends, business associates and acquaintances who are located in Europe. It is unclear why then the company is seeking to register the shares in the United States when all potential investors are in Europe. Please advise.

RESPONSE: Registration in the United States has many advantages:

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Greater Liquidity.

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Easier Financing.

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Enhanced Corporate Reputation.

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Potentially Higher Valuation.

Also, we expect that the most of our potential customers will be from the United States. Therefore, US customers will have more trust and be more likely to do business with a US company.

Index to Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-18.

8. The report from your auditor makes reference to the year ended May 31, 2015 in both the first sentence and in the opinion paragraph. As you have only been in existence since October 2, 2014, your opinion should reference the statements of income, changes in stockholders’ equity and cash flows for the period from the date of inception on October 2, 2014 to May 31, 2015. Please revise.

RESPONSE: We have filed revised auditor’s report.

9. We note your revision in response to prior comment 15. The auditor should include an explanatory paragraph that adheres to the guidance in AU-C Sections 570 and 706. In this regard, the emphasis-of-matter paragraph in the auditor’s report should include the term “substantial doubt,” refer to management’s plans with regard to the matter, and indicate that the auditor’s opinion is not modified with respect to the matter. In addition, the emphasis-of-matter paragraph should be included immediately after the opinion paragraph. Please revise.

RESPONSE: Our auditor has revised the report and have included explanatory paragraph. We have filed updated report.

Notes to the Financial Statements

Note 9 – Subsequent Events, page F-8

10. You state that there are no material events subsequent to the date that your financial statements have been issued to disclose. Revise to disclose the issuance of 5,000,000 shares of common stock, at a price of $0.001 per share, for net proceeds of $5,000 to your sole officer and director on June 6, 2015. Refer to ASC 855-10-50-2.

RESPONSE: We have revised to disclose the issuance of 5,000,000 shares of common stock, at a price of $0.001 per share, for net proceeds of $5,000 to our sole officer and director on June 6, 2015.

Please direct any further comments or questions you may have to the company at savdengroup@yandex.com

Thank you.

Sincerely,

/S/ Denis Savinskii

Denis Savinskii, President